September 6, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Fieldsend

Re:	Eddie Bauer Holdings, Inc. and co-registrants
Form S-3/A
File Nos. 333-144385 and -01 through -06
Dear Mr. Fieldsend:
     This letter responds on behalf of our clients Eddie Bauer Holdings, Inc. and the co-registrants listed in the above captioned Registration Statements (collectively the “Registrants”) to the comment of the staff of the Securities and Exchange Commission (the “Staff”) contained in their letter dated August 30, 2007 relating to the above-captioned filing of the Registrants, a copy of which is attached hereto.
     The numbers of our responses correspond to the numbers of the comments in the Staff’s letter.
Exhibit 5.1
     Comment 1. In the second-to-last paragraph of the legal opinion, counsel disclaims any obligation to make any inquiry or advise you of any changes in any matter included in the opinion “after the date hereof.” Please be aware that the opinion must speak as of the date of effectiveness of the registration statement. Accordingly, if counsel intends to retain this statement, then the legality opinion must be dated and filed on the date you request acceleration of effectiveness. Otherwise, please have counsel revise the opinion to eliminate this limitation.
     Response 1. The legal opinion has been revised and filed herewith to speak as of the date the Registrants have requested acceleration of effectiveness. Please see Exhibit 5.1.
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     Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact me at (202) 887-4152 or Zachary Wittenberg at (202) 887-4592

Very truly yours,
/s/ J. Steven Patterson
J. Steven Patterson